
10012293

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a - 16 or 15d - 16
under the Securities Exchange Act of 1934


SEC MAIL PROCESSING
RECEIVED
MAY 19 2010
WASH. D.C.
193
SECTION

For the month of May 2010

000-29880

(Commission File Number)

Virginia Mines Inc.

(Translation of registrant's name into English)

200-116 St-Pierre,

Quebec City, QC, Canada G1K 4A7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

(Registrant)

Date: 5/10/2010
Form 6-K



By: *Amélie Laliberté*
Name:Amélie Laliberté
Title: Manager Investor Relations

Exhibit 1
Rapport technique et Recommandations Programme d'exploration 2009-2010 Projet La Grande Sud MINES VIRGINIA INC. Avril 2010
Préparé par: Isabelle Roy, B.Sc., P.Geo Chargé de projet Mines Virginia Inc.
Vital Pearson, M.Sc. Ing. Géologue de recherche Mines Virginia Inc.
Paul Archer, M.Sc. Ing. Vice Président, Exploration Mines Virginia Inc.
English EXTENDED ABSTRACT
8 papers copies

000-29880
Commission File Number

ITEM 1 - PAGE TITRE

Rapport technique et Recommandations
Programme d'exploration 2009-2010
Projet La Grande Sud

MINES VIRGINIA INC.
Avril 2010

Préparé par:

Isabelle Roy, B.Sc., P.Geo
Chargé de projet
Mines Virginia Inc.

Vital Pearson, M.Sc. Ing.
Géologue de recherche
Mines Virginia Inc.

Et

Paul Archer, M.Sc. Ing.
Vice Président, Exploration
Mines Virginia Inc.

ITEM 2 - TABLE DES MATIÈRES

LISTE DES TABLEAUX

LISTE DES FIGURES

LISTE DES APPENDICES

ITEM 3 – RÉSUMÉ

La propriété La Grande Sud a fait l'objet de nombreux travaux depuis les années 1990. Ceux-ci ont d'ailleurs amené la découverte du gîte de la zone 32. Malgré l'exploration intensive déjà réalisée sur la propriété, certains secteurs nécessitent des travaux supplémentaires.

Mines Virginia a donc réalisé une campagne de prospection et de cartographie en août et septembre 2009 dans un secteur ouest de la propriété. La région montre de nombreuses intrusions mafiques à lesquelles sont associées de nombreux axes de polarisation provoquée. Des travaux de compilation de 2008 avaient démontré clairement l'étroite relation entre les dykes mafiques et la minéralisation aurifère dans certains parties de la propriété. Les travaux réalisés l'été dernier ont permis d'augmenter la compréhension géologique du secteur sans toutefois mettre au jour de nouvelles zones minéralisées.

Une campagne sept (7) forages a été réalisée sur 3 secteurs pour un total de 1963m. Trois forages ont intercepté la zone Pari-30. Elle est relativement large mais de faible teneur. La meilleure intersection fait état de 0,84 g/t Au sur 37m. Deux forages sur le secteur «Centre de la tonalite » visaient a évaluer le potentiel aurifère d'un dyke mafique associé à des anomalies PP. Aucune zone d'importance n'a été mise au jour. Deux forages ont été réalisés dans la partie est de la tonalite où de nombreuses anomalies de till demeurent toujours inexpliquées. Aucune zone minéralisée n'a été intersectée.

EXTENDED ABSTRACT

The La Grande Sud property is located 70 km east of the town of Radisson, in the municipality of James Bay, northern Quebec. The property is owned 100% by Virginia Mines Inc. It is located in the La Grande greenstone belt, within the Archean Superior structural province. An intrusive tonalitic stock intrudes the greenstones at its approximate center, coinciding along strike to the west and slightly south, with the sedimentary rocks. The tonalite has been the focus of exploration activity as **VIRGINIA MINES Inc**. has discovered numerous gold zones within it and along its margins. Geologic units strike generally E-W, dip subvertically and are regionally metamorphosed from greenschist to lower amphibolite facies.

Since the start of exploration work in 1995 there has been considerable success, with the discovery of the Zone 32 mineralized zone. It's hosted in a sericite-chlorite schist mineralized with pyrite and chalcopyrite and located within the tonalite stock and on the contact with the volcanic rock , on its southwestern edge. The zone is traced laterally over 300 metres.
In 2008, Virgina realized an extensive compilation and evaluation of all the data collected over the years. Four areas were selected for additional work.

In August and September 2009, mapping and prospecting were realized in the western part of the property. The area covers five square kilometres and is characterized by the presence of numerous mafic dykes (which are often associated with gold mineralization) and I.P. anomalies. Geological knowledge was greatly improved but no new showing was discovered. From November 2009 to February 2010, Virginia conducted a drilling campaign including seven holes for a total of 1963 meters. The Pari-30 zone was tested by three holes. As expected, they intersected the N-S oriented mineralized zone. Gold is associated with several altered mafic dykes injected in a sericitized tonalite. Best result is 0.84 g/t Au over 37metres. The second area is called "Tonalite center". Two holes tested a mafic dyke in association with unexplained I.P. anomalies. They did not discover significant mineralization. The third area called "Tonalite tail" is located on the eastern part of the tonalite stock. Two holes tested the southern contact with the volcanic rocks. Numerous gold anomalies in till samples are present in the area. The faulted contact was intersected but no significant mineralization was discovered. The gold anomalies in till remain unexplained.

Altough much of the property has received some work, the primary focus has been in the zone 32 area and in the tonalite. The main objective of the 2009-2010 campaign was to discover new gold mineralization in some underexplored parts of the belt. Unfortunately, it did not succeed. With its numerous gold occurrences, the La Grande Sud property remains a first choice area for gold exploration.

ITEM 4 – INTRODUCTION

La propriété La Grande Sud a démontré son potentiel pour la découverte de minéralisation aurifère d'importance. Depuis 1996, de nombreux travaux s'exploration ont été réalisé. Ces derniers ont amené la découverte du gîte de la Zone 32. En 2008, Mines Virginia a réalisé un important travail de compilation et d'évaluation de la propriété.

Quelques secteurs nécessitant des travaux supplémentaires ont été identifiés. A l'été 2009, des travaux de prospection ont été réalisés sur une superficie d'environ 5km^2 dans la partie ouest de la propriété. Entre novembre 2009 et février 2010, une campagne de 1963 m de forage a été réalisée. Les travaux de la campagne estivale ont été réalisés par : Vital Pearson, géologue de recherche, Louis Grenier et Isabelle Roy, géologues sénior, Pascal Simard, ingénieur junior, Eva Roy-Vigneault, technicienne et Adréanne Lavoie cuisinière, tous employés de Mines Virginia. Robert Oswald, géologue sénior, Adam Racicot et Joël Pettigrew de Services techniques Géonordic ont également participé aux travaux.

ITEM 5 – AUTEURS

La co-auteure Isabelle Roy est géologue de projet avec un B.S.C en Géologie et a participé à la campagne de cartographie et de prospection de l'été 2009 et supervisé la campagne de forage réalisée à l'automne 2009 et hiver 2020 pour le compte de Mines Virginia Inc. M.Vital Pearson, géologue de recherche sénior avec une M.Sc.A en Sciences de la Terre a supervisé et participé aux travaux de cartographie et de prospection de l'été 2009 et rédigé la section du rapport correspondant aux travaux de surface. Le co-auteur Paul Archer est ingénieur géologue avec M. Sc.A en Sciences de la Terre et vice-président exploration chez Virginia.

ITEM 6 – DESCRIPTION ET EMPLACEMENT DU TERRAIN

La propriété LGS se situe sur le territoire de la Baie James, à environ 8 km à l'ouest de l'aéroport LG-3 et à 70 km au sud-est du village de Radisson (Figures 1 et 2). La propriété est constituée de 188 cellules contigües et couvrant une superficie de 9635,34 ha (Figure 3). Les coordonnées du point central de propriété et des feuillets topographiques couverts sont les suivants :

Latitude:	53°30' Nord
Longitude:	-76°35' Ouest
SNRC:	33F/07, 33F/09 et 33F/10
UTM zone:	18 (nad27)
NTS:	397200 mE
	5 930 000 mN

ITEM 7 – ACCESSIBILITÉ, CLIMAT, RESSOURCES LOCALES, INFRASTRUCTURES ET GÉOGRAPHIE PHYSIQUE

La propriété se situe à environ 70 km au sud-ouest de la ville de Radisson. Elle est traversée d'est en ouest par la route gravelée Trans-Taïga. Cette route procure un accès direct à la propriété en toutes saisons. Par ailleurs, la partie nord de LGS est traversée par une importante ligne de transmission hydroélectrique d'orientation est-ouest.

La propriété est bordée au nord par le réservoir Robert-Bourassa. La moitié nord se caractérise par une topographie accidentée qui se traduit par la présence de crêtes rocheuses orientées N030 pouvant culminer à 275m. Ce crêtes sont entrecoupées de plateaux marécageux, ce qui rend l'accès difficile durant la saison estivale. La partie sud montre un relief peu accidenté et la quantité de dépôts quartenaires est importante.

ITEM 8 – HISTORIQUE

La propriété a fait l'objet de nombreux travaux d'exploration. Le tableau suivant présente les différents levés réalisés dans la région de la propriété La Grande Sud.

Tableau 1. Sommaire des travaux antérieurs réalisés sur la propriété La Grande Sud

ORGANISME	ANNÉE	TYPE DE TRAVAUX
M.R.N.Q. (Mills, J.P.)	1973	Cartographie de la région du Lac Sakami
INCO / S.D.B.J.	1973	Cartographie, géophysique et géochimique
M.R.N.Q. (Mills, J.P.)	1974	Thèse de doctorat: Étude pétrologique de la région du lac Sakami
M.R.N.Q. (Sharma, K.N.M.)	1974	Cartographie régionale
INCO / S.D.B.J.	1974	Cartographie, géophysique et géochimie
Groupe minier S.E.S / S.D.B.J.	1975	Cartographie régionale
Groupe minier S.E.S	1976	Campagne d'échantillonnage
Groupe minier S.E.S / S.D.B.J.	1976	Levé géophysique et synthèse
Groupe minier S.E.S / S.D.B.J.	1977	Prospection géologique des secteurs LG-3 et Lac Coutaceau
M.E.R.Q. (Sharma, K.N.M.)	1977	Cartographie régionale
M.E.R.Q. (Cockburn, G.H.)	1977	Géochimie de sédiments de ruisseaux et de lacs
Diabior / Garde S.E.M.	1994	Levé de tills de base (56 échantillons)
Diabior / Garde S.E.M.	1994	Coupe de lignes (1 km)
Diabior / Garde S.E.M.	1994	Cartographie, échantillonnage et décapage (20 tranchées)
Diabior (SIAL)	1995	Levé héliporté (magnétique et électromagnétique AEM) 650 km
Diabior (Native Expl. Services)	1995	Coupe de lignes (43 km)
Diabior (Géosig)	1995	Levé magnétique (43 km) et polarisation provoquée (36,8 km)
Diabior (Lanthier, G.)	1995	Forage (4 trous pour 400 m)
Diabior (Larouche, C)	1995	Cartographie (1 : 20 000 et 1 : 5 000), décapage (17 tranchées)
Boucher, R.	1995-96	Levé de till de base, thèse de maîtrise (92 échantillons)
Diabior	1995	Coupe de lignes (33,1 km)
Diabior (Géola)	1995	Levé magnétique (34,6 km) et polarisation provoquée (28,8 km)
Diabior (Lanthier, G.)	1996	Campagne de décapage (13 tranchées)
Virginia	1996	Coupe de lignes (grille As :29,1 km et grille Km-85 : 16,5 km)
Virginia (Géola)	1996	Levé magnétique (45,53 km), polarisation provoquée (26,43 km) et électromagnétique Max-Min (13,3 km) et TBF (4,1 km)
Virginia (Sial)	1996	Levé héliporté (magnétique et électromagnétique) 792 km
Virginia (Simard, P.)	1996	Campagne de décapage (29 tranchées)
Virginia (Simard, P.)	1996	Cartographie (1 : 5 000 et 1 : 20 000), échantillonnage et décapages (20 tranchées)
C.E.R.M. UQAC (Daigneault, R.)	1996	Étude structurale et cartographie détaillée (1 : 250)
Virginia (E3000)	1996	Levé de till de base et horizon B (504 échantillons)
Virginia (Services Exploration)	1996	Coupe de lignes et jalonnement (grille As :113,2 km et 23 claims, grille Km-85 :28,4 km et 12 claims)
Virginia (Géola)	1996	Levé magnétique (94,2 km), polarisation provoquée (67,2 km) et électromagnétique Max-Min (20 km)
Virginia (Simard, P.)	1996	Campagne de décapages (25 tranchées)
Virginia	1996-97	Forage (75 trous pour 9 985 m)
Virginia (Simard, P.)	1997	Décapage (21 tranchées)
Virginia	1997	Jalonnement (grille As : 6 claims)
Virginia (Simard, P.)	1997	Cartographie (1 : 5 000 et 1 : 20 000), échantillonnage et décapages (17 tranchées)

ORGANISME	ANNÉE	TYPE DE TRAVAUX
C.E.R.M. UQAC (Daigneault, R.)	1997	Étude structurale et cartographie détaillée (1:250)
Virginia (Almaz)	1997	Levé de till de base (1 138 échantillons)
Virginia (Géola)	1997	Levé magnétique (14 km), polarisation provoquée (15 km)
Virginia (Bambic, P.)	1997	Étude géochimique de la Zone-32 et de l'indice Pari
Virginia (Landry, N.)	1997	Compilation de l'échantillonnage de till
Virginia (Chénard, D.)	1997-98	Rapport de forages (43 trous pour 9 208 m)
Virginia (Chénard, D.)	1998	Inventaire minéral aurifère – Zone 32
UQAM (Gauthier, M.)	1998	Caractéristiques des minéralisations des propriétés Sommet 4, La Grande Sud (Mico-Milan) et Corvet de Virginia
UQAC (Turcotte, S.)	1998	Projet de fin d'études – Zone 32 (UQAC)
Virginia (Services Exploration)	1998	Coupe de lignes (25 km)
Virginia (Géosig)	1998	Levé magnétique (30,41 km), polarisation provoquée (29 km)
Virginia (Legault, M.)	1998	Cartographie, échantillonnage et travaux de restauration environnementale
UQAM (Mailhot, M.-J.)	1999	Projet de fin d'étude –Étude pétrographique et métallogénique de l'indice Ugo
UQAM (Claveau, M.-J.)	1999	Projet de fin d'étude –Étude métallogénique de l'indice Wedding
UQAC (Tremblay, J.-F.)	1999	Projet de fin d'étude –Dyke de lamprophyre et brèche en relation avec la minéralisation aurifère, tonalite de La Grande Sud
Virginia (Consultants Inlandsis)	1999	Traçage de l'or dans le till
Virginia (Simard, P.)	1999	Campagne de forages (42 trous pour 8 665 m)
Virginia (Chénard, D)	1999	Révision de l'inventaire minéral aurifère – Zone 32
Virginia (Strathcona)	1999	Zone 32 Resources estimate
Virginia/Cambior (Native Expl. Services)	1999	Coupe de lignes (67,3 km)
Virginia/Cambior (Val d'Or Sagax)	1999	Levé Magnétique (72,25 km) et polarisation provoquée (67,3 km)
Virginia/Cambior (Simard, P.)	1999	Cartographie, échantillonnage et décapages (12 tranchées)
Virginia/Cambior (Consultants Inlandsis)	2000	Suivi des traînées aurifères et extension de l'échantillonnage du till à l'ensemble de la propriété (2855 échantillons)
Virginia/Cambior (Consultants Inlandsis)	2000	Étude minéralogique et pétrographique des tills aurifères de la propriété La Grande Sud (20 échantillons)
Virginia/Cambior (Simard, P.)	2000	Cartographie, échantillonnage, révision d'indices, échantillonnage de tills dans des secteurs déjà anomaliques (40 échantillons), décapages (6 tranchées) et travaux de restauration environnementale
Virginia/Cambior (Simard, P.)	2001	14 sondages (2 413 m)
Virginia/Cambior (Ducharme, Y.)	2001	21 sondages (4 083 m)
Virginia/Cambior (Ducharme, Y.)	2002	Rapport des campagnes de forage 2001
Virginia/Cambior (Brisson, H. et Ducharme, Y.)	2002	Mise à jour sur la géologie et évaluation de la propriété La Grande Sud #244
Virginia/Cambior (Ducharme, Y.)	2002	10 sondages (2520 m)
Virginia/Cambior (Marchand, K.)	2002	4 sondages (1664 m)
Virginia/Cambior (Marchand, K. et Brisson, H.)	2002	Rapport de la campagne de forage – Novembre & décembre 2002 – Propriété La Grande Sud
Virgina (Pearson, V.)	2008	Compilation et Évaluation, propriété La Grande Sud (rapport interne).

ITEM 9 – CONTEXTE GÉOLOGIQUE

9.1 Géologie régionale

La propriété est située dans la partie orientale du craton archéen de la province du Supérieur. sous province archéenne de La Grande. Elle est bordée au nord par les roches de la sous-province de Bienville et au sud par celles de la sous-province d'Opinaca. La Sous-province de La Grande est constituée d'un socle tonalitique ancien, le Complexe de Langelier, de plusieurs séquences volcano-sédimentaires appartenant au Groupe de Yasinski et de multiples intrusions ultramafiques à felsiques (Gouthier et al., 2000, 2001). La Sous-province d'Opinaca est un assemblage archéen plus jeune que celui de La Grande et est constitué de roches méta-sédimentaires et plutoniques. Les roches archéennes du secteur sont traversées par des essaims de dykes gabbroïques d'âge Protérozoïque. La Formation de Sakami d'âge Protérozoïque repose en discordance sur le craton archéen. Il s'agit d'un ancien bassin sédimentaire formé d'arénites quartziques, de grès rouges, de conglomérats et de mudrocks.

9.2 Géologie de la propriété

La majeure partie de la propriété est occupée par une séquence volcano-sédimentaire appartenant au Groupe de Yasinski (Figure 4). Le nord et l'ouest de la propriété sont bordés par des intrusions de composition tonalitique (Groupe de Duncan). La partie SE est occupée par des roches sédimentaires du Groupe de Laguiche de la sous-province d'Opinaca.

La bande volcano-sédimentaire peut se diviser en deux séquences distinctes : une séquence basaltique et une séquence dacitique. On observe les basaltes tant au nord qu'au sud de la propriété alors que la séquence dacitique se situe dans la partie centrale.

Les basaltes sont tholéïtiques et la séquence contient des niveaux sédimentaires constitués de mudrock, wackes, formation de fer et conglomérat. On observe aussi la présence d'une rhyolite d'affinité tholéïtique.

La séquence centrale de composition dacitique est plutôt d'affinité calco-alcaline. Y sont associés des andésites et des rhyolites de même affinité. Au contact entre les deux séquences, on observe un mince niveau sédimentaire constitué de conglomérats, wacke et formation de fer.

La séquence volcano-sédimentaire est recoupée d'intrusions de divers types. Au nord, les basaltes sont traversés par la tonalite LGS à laquelle sont associées les minéralisations aurifères les plus significatives. Le tout est recoupé de dykes intermédiaires à mafiques déformés et altérés.

Le pluton tonalitique de LGS est généralement interprété comme synvolcanique. Pearson (2008) suggère que ce dernier est plutôt de source profonde. Il suggère également que le gîte de la zone 32 serait de type orogénique.

La stratigraphie du secteur est généralement orientée NE à ESE, avec des pendages abrupts N ou S. Deux (2) événements de déformation sont reconnus (Daigneault, 1996,1997). L'événement D1 correspond à une fabrique d'orientation générale N-S (S1). L'événement D2 est responsable de la foliation régionale prédominante (S2) qui s'oriente sub-parallèle aux strates. Une intensification locale de la fabrique S2 caractérise les couloirs régionaux de déformation. La bordure sud de la Tonalite LGS est longée par le principal couloir régional d'orientation NE-SW à E-W. Une zone de déformation plus intense est aussi observée le long du contact nord de la Tonalite LGS.

ITEM 10 – TYPES DE GITES MINÉRAUX

Le gîte de la zone 32 est encaissé dans une zone de schistes à chlorite et séricite minéralisés en pyrite et chalcopyrite à l'intérieur de la tonalite de LGS.

ITEM 11 – MINÉRALISATION

Historiquement, quatre (4) types de minéralisations aurifères sont observés sur la propriété. La majorité des minéralisation citées plus bas proviennent du secteur immédiat de la Tonalite de LGS où se sont concentrés les travaux d'exploration.

1. Minéralisation de pyrite et chalcopyrite observée dans une zone d'altération en séricite et chlorite (Zone 32).
2. Au dans veines de tensions à quartz tourmaline (Zone Veine, Mico-Milan).
3. Au, pyrite et arsénopyrite dans des zones silicifiées et des veines de quartz cisaillées (Mico-Milan).
4. Zones de brèche altérées en biotite et minéralisées en pyrite (Pari, brèche).

ITEM 12 – TRAVAUX D'EXPLORATION

Une intervention de terrain de six jours a eu lieu au cours des mois d'Août-Septembre 2009. Ces travaux ont été exécutés par quatre équipes pour un total de 29 jours/hommes et ont couvert une superficie d'environ 5 kilomètres carrés. Les travaux de terrain se sont faits avec l'utilisation du Beep Mat et la localisation des affleurements à l'aide de GPS.

Les travaux antérieurs suggéraient la présence d'intrusions mafiques à felsiques. Le levé de polarisation provoquée couvrant ce secteur (Sagax 1999) faisait état de la présence d'anomalies de polarisation. Au cours de l'hiver 2008, la revue exhaustive du projet faisait état de la présence possible de failles ENE pouvant expliquer la discontinuité des intrusions mafiques et la présence d'anomalies PP associées aux intrusions. Les travaux de terrain avaient pour objectif spécifique de faire un levé géologique détaillé et tenter d'expliquer la source des anomalies de polarisation.

Près de deux cents cinquante affleurements ont été répertoriés et décrits représentant environ 2% de taux d'affleurement (Tableau 2).

Tableau 2. Éléments du levé géologique.

Nombre	Type d'information
66	Analyses multi-éléments
41	Analyses de roches entières
184	Lectures structurales
249	Descriptions lithologiques
47	Description de minéralisation
110	Occurrences d'altération

12.1 Lithologies

Trois types de roches ont été rencontrés. La distribution de ces lithologies est présentée sur la carte de la figure 5.

1. **Porphyre à Quartz et feldspath (QFP, I1D) :** Ce porphyre représente une roche felsique (tonalitique) grenue à quartz bleuté (10 à 30%) et à plagioclase laiteux (figure 6). Elle est relativement homogène, quoique l'aspect bleuté des phénocristaux de quartz devienne moins apparent en progressant vers l'ouest. Cette roche est apparemment holocristalline, mais les feldspaths sont xénomorphes et feutrés laissant place à la présence d'une mésostase. La texture de cette unité montre des caractéristiques communes aux intrusions syn-vlocaniques et pourrait même représenter un cryptodome. Du point de vue structural, cette lithologie est généralement peu déformée, on remarque toutefois un accroissement de la schistosité à la bordure sud du réservoir LG3.

2. **Rhyolite aphyrique (V1B) :** La rhyolite aphyrique est d'extension limitée et affleure peu. C'est une unité de couleur blanc-beige, à cassure sub-conchoïdale qui est entièrement circonscrite à l'intérieur de l'unité de QFP. La zone de contact entre les deux unités felsiques est fortement déformée et montre une relation complexe. Il est possible que la rhyolite aphyrique représente un ensemble de dykes.


Réservoir R. Bourassa
Réservoir Sakami
Aire du levé géologique 2009
Basalte Lo Ti
Basalte Hi Ti
Andésite
Rhyolite
Rhyo-Dacite
QFP
Tonalite
Gabbro, Diorite
Conglomérat
Grewacke
Formation de Fer
0
1.000
kilometers

Figure 5: Carte géologique du secteur cartographié.



Figure 6: Porphyre à quartz bleuté et feldspath.

3. **Basaltes (V3, V3B) :** Les basaltes sont la deuxième unité en importance rencontrée dans ce secteur. Ce sont des roches de couleur vert foncé, aphanitiques à finement grenues, localement magnétiques. Le lithofaciès est généralement massif avec de rares suggestions de séquences coussinées (la déformation rend l'interprétation suspecte). Les basaltes se retrouvent surtout dans la demie Est de la zone cartographiée.

   Dans la demie Ouest, la majorité des affleurements de basaltes représentent en fait des dykes ou sills mafiques recoupant d'unité de QFP (figure 7). Ce cortège de dyke est polyphasé (évidence de zones de trempe multiples), à granulométrie très variable et couvre tout un spectre d'orientations. Lorsque les contacts sont Est-Ouest, ces derniers sont relativement linéaires; plus ils deviennent Nord-Sud, plus la zone de contact devient complexe et montre des structures de pincement. La figure 8 montre une interprétation possible des dykes mafiques lesquels semblent se distribuer en « stockwerk ». La relation entre les dykes et le QFP rappelle les observations faites sur le pluton de la zone 32.



Figure 7: Contact entre un dyke mafique et le QFP. La pointe du crayon indique le Nord.


Conglomérat
Formation de Fer
0
0.07500
kilometers

Figure 8: Détail d'une zone d'affleurement montrant la distribution et les relations complexes entre QFP, rhyolite aphyrique et dykes mafiques.

12.2 Altérations

Les principales altérations rencontrées sont la carbonatisation, laquelle s'exprime généralement par la présence de veinules et le plaquage de fractures, et la chloritisation qui elle est généralement pénétrante. Ces altérations affectent principalement les roches mafiques. Plus localement, nous observons la présence de séricitisation et d'hématisation affectant la rhyolite aphyrique. L'intensité de ces altérations est toutefois faible à modérée.

12.3 Minéralisation

Peu de minéralisation a été identifiée lors de ce levé. Les quelques manifestations de minéralisations sont représentées par la pyrite et en quantité moindre la pyrrhotine, lesquelles sont disséminée et représentent un contenu variant de trace à 2 pourcent. Cette minéralisation est majoritairement associée aux basaltes chloritisés et localement aux rhyolites séricitisées.

Aucun signal « Beep Mat » n'a été détecté sur le secteur de sorte qu'aucune anomalie PP des levés antérieurs n'a pu être expliquée. Il est probable que ces anomalies PP représentent de larges enveloppes faiblement pyritisées n'ayant pas d'effet sur le Beet Mat.

12.3 Géochimie

Des 66 échantillons prélevés (22 analyses multi-éléments et 44 analyses pour l'or seulement; résultats aux appendices 3 et 4), seulement 13 échantillons montrent un contenu en or supérieur au seuil de détection. De ces treize valeurs, la meilleure analyse titre 70 ppb. Cette anomalie est très marginale et globalement les quelques échantillons ayant un contenu détectable en or corrèlent avec une augmentation du contenu en As et Ba. La localisation des échantillons est présentée à la figure 9.

La géochimie des roches entières a été complétée sur un ensemble de 41 échantillons. Cet aspect du programme avait pour objectif d'identifier la parenté possible entre l'intrusion tonalitique de ce secteur (qui s'avère être un QFP) et la tonalite hôte de la zone 32. L'examen rapide des données montre une bonne similitude géochimique entre les deux unités malgré les différences texturales. De plus, les quelques affleurements de rhyolites aphyriques au sommet (Est) du QFP, montrent une composition similaire à la rhyolite hôte de l'indice Ugo.

ITEM 13 – FORAGE

13.1 Travaux de forage

Suite à des travaux de compilation et d'évaluation effectués en 2008 (Pearson, 2008), Mines Virginia a réalisé une campagne de sept (7) forages répartis sur trois secteurs pour un total de 1963 mètres (Figure 10). La campagne de forage s'est déroulée du 9 novembre 2009 au 18 décembre 2009 et du 31 janvier au 11 février 2010. Les forages ont été confiés à la compagnie Forages Bradley et Frères de Rouyn-Noranda. Les travaux ont été supervisés par Isabelle Roy, géologue de projet de Mines Virginia.

Un total de 1136 échantillons ont été prélevés pour un total de 1142,2m. Neuf cent quarante-six (946) ont été analysés pour Au seulement, 215 pour le groupe d'éléments Au + scan et 2 pour les éléments majeurs. Les données techniques sont disponibles au tableau 4, alors que les valeurs obtenues en forage sont disponibles au tableau 5. Les journaux de sondages sont disponibles à l'appendice 6 et les certificat d'analyses a l'appendice 7.

Tableau 3. Données techniques des forages campagne Automne 2009-Hiver 2010, propriété La Grande Sud.

Secteur	Forage	X UTM Nad 27	Y UTM Nad 27	Azimuth	pendage	longueur
Pari-30	LGS09-216	397170	5932270	255	-55	140
	LGS09-217	397405	5932123	255	-70	401
	LGS09-218	397322	5932244	0	-64	294
Tonalite centre	LGS09-219	396960	5932206	295	-47	278
	LGS09-220	396881	5932115	295	-47	286

Secteur	Forage	X UTM Nad 27	Y UTM Nad 27	Azimuth	pendage	longueur
Queue Tonalite	LGS09-221	398060	5931990	345	-45	238
	LGS10-222	399355	5932354	345	-47	326
					Total:	1963m

13.2 Résultats

Secteur Pari-30 :

L'indice Pari est d'orientation ENE, au contact entre le pluton et les volcanites, présente une géologie complexe, est recoupé de dykes gabbroïques et est fortement déformé. L'indice 30 pour sa part est constitué d'un nombre restreint d'intersections de forages ayant recoupé des zones aurifères associées à des dykes mafiques déformés, faillés et injectés de veines et veinules. L'ensemble apparaît être d'extension NS. La modélisation des données laisse croire que ces zones pourraient être reliées selon un plan orienté grossièrement N350 avec un pendage moyen vers l'est, lequel se scinde en deux branches vers le nord, formant une structure en « Y » . Les trois forages ont été effectués sur la portion sud, où l'enveloppe minéralisée est d'épaisseur intéressante avant de se diviser en deux branches vers la portion nord.

Forage LGS09-216 : Ce forage vise la zone en Y ou se fusionneraient les deux branches. En raison des conditions de terrain (marécage) et de erreurs de localisation des forages précédents, le forage a été positionné un peu trop à l'ouest, ce qui fait qu'il débute immédiatement dans la zone minéralisée. Cette dernière est constituée de tonalite séricitisée injectée de nombreux dykes mafiques altérés en chlorite et carbonates. Ils sont faiblement minéralisés en pyrite (moins de 5%) et chalcopyrite (moins de 1%). La tonalite contient une altération variable en séricite (faible à très forte) pour devenir localement un schiste à séricite. Elle est très faiblement minéralisée en sulfures. On obtient des valeurs de 0,84 g/t Au sur 37m incluant 2,96 sur 3,4m.

Forage LGS09-217 : Ce forage visait à intersecter la zone minéralisée Pari-30 à environ 200 mètres plus au sud que le forage LGS09-216. Il a intersecté pas moins de six dykes mafiques plus ou moins altérés en calcite et chlorite. Plusieurs sont également faiblement minéralisés en pyrite et chalcopyrite. La tonalite est généralement faiblement séricitisée mais devient un schiste à séricite en bordure d'un dyke mafique vers 303m. La meilleur intersection a été obtenue à cet endroit avec une teneur de ,77 g/t Au sur 8,0m. Plusieurs intersections submétriques à métriques anomales en Au sont rencontrées tout le long du forage.

Forage LGS09-218 : Ce forage visait à recouper la zone Pari-30 à mi-chemin entre les forages LGS09-216 et 217 (à 100m de chaque forage). Comme prévu, le forage a intersecté une tonalite plus ou moins séricitisée injectée de nombreux dykes mafiques chloritisés et carbonatisés. La meilleure intersection fait état de 0,56 g/t Au sur 28,2m incluant 2,92 g/t Au sur 1,0m.

Secteur Centre de la tonalite :

Suite à l'identification de la présence de dyke mafique comme métallotecte d'importance, ce secteur devient intéressant pour la découverte de minéralisations aurifères. On y retrouve le passage d'un dyke mafique, coïncidant à la présence d'une zone de polarisation et quelques échantillons de till fortement anomaux. Le secteur avait déjà été testé par des forages d'orientation N-S . Ces derniers n'auraient pu détecté de zone minéralisée similaire à la zone Pari-30, également d'orientation N-S. Deux forages ont donc été réalisés.

Forage LGS09-219 : Outre la tonalite, le forage a intersecté un important dyke mafique sur plus de 120m. L'altération est limitée aux zones de contact avec la tonalite et il n'est pas minéralisé. La tonalite est également très peu minéralisée ce qui fait que les anomalies de polarisation provoquée demeurent toujours inexpliquées. . La meilleur valeur fait état de 2.94 g/t Au sur 0.5m et correspond à une veine décimétrique à calcite-chlorite à 10% pyrite grossière et 1% chalcopyrite.

Forage LGS-09-220 : Le forage a intersecté plusieurs horizons de dykes mafiques dans la deuxième moitié du forage. Ils sont altérés en carbonates et chlorite mais non minéralisés en sulfures. Plusieurs intersections métriques anomales en Au ont été obtenues. La meilleur valeur fait état de 6.57 g/t Au sur 0.6m et correspond à une veine de quartz-séricite-calcite-tourmaline à 8% de pyrite grossière.

Secteur Queue de la tonalite :

Ce secteur est représenté par le long ruban de tonalite se prolongeant à l'est du corps tonalitique principal. Cette unité apparait être encaissée dans un système de failles constituant la prolongation est de la structure hôte de la zone 32.On y retrouve de nombreux tills anomaux en or. La faille au contact sud entre la tonalite les roches encaissantes pourrait représenter une source potentielle pour ces derniers. Deux forages ont donc été réalisés dans ce secteur.

Forage LGS09-221 : Le forage a tout d'abord intersecté des volcaniques intermédiaires à mafiques. Le contact avec la rhyolite sous-jacente est une mylonite. On intersecte tout d'abord une alternance de rhyolite et de tonalite pour ensuite rencontrer une tonalite massive. Peu ou pas de sulfures ont été observés. Aucune valeur anomale n'a été obtenue dans ce forage.

Forage LGS10-222 : Le forage se situe à environ 1,3km à l'est du forage LGS09-221 et vise à vérifier le potentiel aurifère du contact de la tonalite avec les roches encaissantes. Le contact sud n'a pas été intersecté puisque le forage débute dans la tonalite. Nous pensions avoir affaire à un dyke de différente composition au départ puisque la roche avait un aspect différent. Deux échantillons analysés pour les éléments majeurs confirment que nous avons affaire à une unité tonalitique. Le contact nord a été intersecté vers 140m. La rhyolite sous-jacente est très déformée et fortement altérée en hématite et séricite. Une seule intersection aurifère a été obtenue en début de forage et fait état de 0,67 g/ Au sur 1,7m.

Tableau 4. Meilleures valeurs en forage

Forage	De	à	long (m)	Teneur
LGS09-216	10	47	37	0,84 g/t Au incluant 2,96 sur 3,4
	127	128	1	0,54 g/t Au
LGS09-217	213,4	214,4	1	0,90 g/t Au
	218,4	219,2	0,8	2,19 g/t Au
	251,5	253,5	2	1,27 g/t Au
	264,5	265	0,5	1,79 g/t Au
	301	303,2	2,2	0,63 g/t Au
	307	315	8	0,77 g/t Au
	341	342	1	0,81 g/t Au
	357	358	1	0,67 g/T Au
LGS09-218	40	41	1	0,58 g/t Au
	47	48	1	0,67 g/t Au
	172,5	200,7	28,2	0,56 g/t Au dont 2,92 g/t Au sur 1,0m
LGS09-219	81,4	81,9	0,5	2,94 g/t Au
	148,5	149,5	1	1,07 g/t Au
	217	220	3	1,01 g/t Au
LGS09-220	26	27	1	1,05 g/t Au
	76	77	1	0,64 g/t Au
	80	80,6	0,6	6,57 g/t Au
	164	165	1	0,54 g/t Au
	209	211	2	1,07 g/t Au
LGS09-221				aucune teneur anomale
LGS10-222	28,3	30	1,7	0,67 g/t Au

ITEM 14 – MÉTHODE D'ÉCHANTILLONNAGE

14.1 Campagne de cartographie et prospection

Vingt- deux (22) échantillons ont été analysés avec l'enveloppe d'analyse Au+Scan (Au, Ag, Al, As, B, Ba, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, Ga, Hg, K, La, Mg, Mn, Mo, Na, Ni, P, Pb, S, Sb, Sc, Sr, Ti, Tl, U, V, W, Zn). Quarante-quatre (44) l'ont été pour l'or seulement. Quarante et un (41) échantillons ont été analysés pour les éléments majeurs (roches entières). Toutes ces analyses ont été effectuées au Laboratoire ALS-Chemex de Val d'Or. Les échantillons sont pris à même le socle rocheux avec l'aide d'un marteau et d'un ciseau à froid ou une scie à roche. Les échantillons sont localisés au moyen d'un GPS Garmin 76 et/ou GPS Garmin 76 Map.

14.2 Campagne de forage

Mille cent trente six échantillons (1136) de carottes de forage ont été prélevés lors de la campagne. Une moitié de la carotte a été prélevée à l'aide d'un fendeur hydraulique. Elle est placée dans un sac en plastique avec un numéro d'échantillon spécifique provenant d'un carnet d'analyse. La deuxième moitié est remise à sa place dans la boîte de carotte. Les carottes sont remisées au campement PLEX de la compagnie Services Techniques Geonordic au km 176. Les échantillons varient de 30 cm à 1,5m de longueur. Neuf cent quarante six (946) ont été analysés pour l'or uniquement, 215 pour le groupe d'éléments Au+Scan et 2 pour les éléments majeurs.

ITEM 15 - PRÉPARATION, ANALYSE ET SÉCURITÉ DES ÉCHANTILLONS

15.1. Sécurité des échantillons, entreposage et envoi

Les échantillons collectés sont manipulés par le personnel ou les contractants de Mines Virginia Inc. Les échantillons sont placés dans des sacs en plastique individuels avec un numéro d'échantillon spécifique provenant d'un carnet d'analyse. Le sac est ensuite scellé avec du ruban adhésif fibré. Les échantillons sont entreposés en sécurité sur le site du campement. Chaque échantillon est ensuite placé dans des sacs d'envoi. Chaque sac d'envoi est à son tour scellé avec du ruban adhésif fibré. Les sacs d'envoi sont par la suite transportés au laboratoire d'analyse par le personnel de Mines Virginia Inc. Les employés du laboratoire prennent alors en charge les échantillons reçus.

15.2. Préparation des échantillons et méthode d'analyse

Procédure Au-AA23 et Au-AA24

Un échantillon de pulpe est fusionné dans un fondant d'oxyde de plomb, carbonate de sodium, borax, silice et autres réactifs requis incluant 6 mg d'argent ajouté comme agent collecteur. Le bouton de plomb obtenu est coupellé pour produire une bille de métaux précieux.

La bille est digérée dans 0.5 ml d'acide nitrique dilué à l'aide d'un micro-ondes. 0.5 ml d'acide chlorhydrique concentré est ajouté et la bille est digérée au micro-ondes à une intensité inférieure. La solution est refroidie et diluée à 4 ml avec de l'eau déminéralisée. La solution est analysée par absorption atomique (AAS) par comparaison aux standards de même matrice.

Procédure ME-AA46

L'échantillon (0.4g) est chauffé dans l'acide nitrique pour une demi-heure. Après avoir laissé refroidir l'acide chlorhydrique est ajouté pour former l'eau régale. Le mélange est chauffé à nouveau pour une heure et demie. L'ajout d'un supprimant est ajouté si le molybdène est demandé. La solution est transférée dans une fiole volumétrique (100 ou 250 ml) et jaugée avec de l'eau déminéralisée. La teneur est mesurée par spectromètre d'émission atomique. Cette méthode analyse les éléments suivants : Ag-As-Bi-Cd-Co-Cu-Fe-Mn (oxyde)-Mo-Ni-Sb-Zn.

Procédure ME-AA62

L'échantillon (0.4g) est chauffé dans l'acide nitrique, perchlorique et fluorhydrique jusqu'à sec. L'acide chlorhydrique est ajouté et la solution est à nouveau chauffée jusqu'à sec. Le résidu est récupéré dans un mélange d'acide chlorhydrique et nitrique et la solution est transférée dans une fiole volumétrique (100 ou 250 ml) et jaugée avec de l'eau déminéralisée. La teneur est mesurée par spectromètre d'émission atomique. Cette méthode analyse les éléments suivants : Ag-As-Cd-Co-Cu-Fe-Mn (oxyde)-Mo-Ni-Pb-Sb-Sr-V-Zn.

ITEM 16 - VÉRIFICATION DES DONNÉES

16.1 Campagne de cartographie et prospection

Aucune procédure rigoureuse de vérification des données fut mise en place lors des travaux de surface réalisés en août et septembre 2009. Les deux premiers co-auteurs étaient présents lors de la collecte, de la compilation, de l'interprétation et de la présentation des données dans ce rapport et des cartes en accompagnement.

16.2 Campagne de forage

Des échantillons à teneur certifiée et des échantillons blancs ont été insérés à l'intérieur des envois afin de vérifier la qualité des analyses réalisées en laboratoire. Ces échantillons de contrôle ont été insérés en alternance à tous les 25 échantillons de carotte. Les échantillons à teneur certifiée proviennent du laboratoire Rocklabs. Les fiches signalétiques des échantillons à teneur certifiée sont disponibles à l'appendice 7. ALS Chemex de Val-d'Or procède à son propre contrôle de qualité soit par l'analyse de duplicata et/ou de standard.

Cinquante-trois (53) échantillons ont été traités (Tableau 5). Nous avons considéré les analyses d'échantillons certifiés montrant une différence de plus de 3 écart-type comme problématiques. Deux échantillons ont montré ce type d'écart. Cependant, 5 et 7 échantillons de blanc/ou standards ont été analysés à l'intérieur des même rapports et ont rapporté des valeurs correctes en tout point. Nous pensons donc que les valeurs associées à ces rapports sont tout a fait acceptables et aucune ré- analyse n'a été effectuée.

Tableau 5. Traitement statistique des échantillons a teneur certifiée et blancs.

Type	éch.	Rapport	Teneur Au g/t	Teneur certifiée	Écart-type	Écart-type 2	Écart type 3	variation	
Blank	191312	VO09136959	0,006	n/a	n/a	n/a	n/a	n/a	OK
SL34	191313	VO09136959	5,86	5,5893	0,14	0,28	0,42	0,2707	<2
SH35	191225	VO09137020	1,31	1,323	0,044	0,088	0,132	-0,013	<1
Blank	191250	VO09137020	<0,005	n/a	n/a	n/a	n/a	n/a	OK
SE29	191275	VO09137020	0,596	0,597	0,016	0,032	0,048	-0,001	<1
Blank	191300	VO09140054	0,006	n/a	n/a	n/a	n/a	n/a	OK

Type	éch.	Rapport	Teneur Au g/t	Teneur certifiée	Écart-type	Écart-type 2	Écart type 3	variation	
SE29	191325	VO09140054	0,592	0,597	0,016	0,032	0,048	-0,005	OK
Blank	191350	VO09140054	<0,005	n/a	n/a	n/a	n/a	n/a	OK
SE29	191374	VO09140054	0,64	0,597	0,016	0,032	0,048	0,043	<3
Blank	191400	VO09140054	<0,005	n/a	n/a	n/a	n/a	n/a	OK
SL34	191425	VO09140055	5,91	5,5893	0,14	0,28	0,42	0,3207	<2
Blank	191450	VO09140055	<0,005	n/a	n/a	n/a	n/a	n/a	OK
SE29	191475	VO09140055	0,866	0,597	0,016	0,032	0,048	0,269	>3
Blank	191500	VO09140055	<0,005	n/a	n/a	n/a	n/a	n/a	OK
SL34	191125	VO09140056	5,9	5,5893	0,14	0,28	0,42	0,3107	OK
Blank	191150	VO09140056	<0,005	n/a	n/a	n/a	n/a	n/a	OK
SE29	191182	VO09140056	0,593	0,597	0,016	0,032	0,048	-0,004	OK
Blank	191200	VO09140056	<0,005	n/a	n/a	n/a	n/a	n/a	OK
SH35	197525	VO09140056	1,31	1,323	0,044	0,088	0,132	-0,013	OK
SE29	197576	VO09141497	0,593	0,597	0,016	0,032	0,048	-0,004	OK
Blank	197600	VO09141497	<0,005	n/a	n/a	n/a	n/a	n/a	OK
SH35	197625	VO09141497	1,325	1,323	0,044	0,088	0,132	0,002	OK
Blank	197650	VO09141497	0,009	n/a	n/a	n/a	n/a	n/a	OK
SE29	197676	VO09141498	0,589	0,597	0,016	0,032	0,048	-0,008	OK
Blank	197700	VO09141498	0,006	n/a	n/a	n/a	n/a	n/a	OK
SH35	197725	VO09141498	1,3	1,323	0,044	0,088	0,132	-0,023	<1
Blank	197750	VO09141498	<0,005	n/a	n/a	n/a	n/a	n/a	OK
SH35	197775	VO09141498	1,31	1,323	0,044	0,088	0,132	-0,013	<1
SL-34	196025	VO09145749	5,49	5,5893	0,14	0,28	0,42	-0,0993	<1
Blank	196050	VO09145749	<0,005	n/a	n/a	n/a	n/a	n/a	OK
SH35	196075	VO09145749	1,3	1,323	0,044	0,088	0,132	-0,023	<1
SE29	196099	VO09145749	0,581	0,597	0,016	0,032	0,048	-0,016	<1
Blank	196100	VO09145749	<0,005	n/a	n/a	n/a	n/a	n/a	OK
SH35	196125	VO09145749	1,415	1,323	0,044	0,088	0,132	0,092	<3
Blank	197800	VO09145750	0,005	n/a	n/a	n/a	n/a	n/a	OK
SE29	**197825**	**VO09145750**	**0,672**	**0,597**	**0,016**	**0,032**	0,048	**0,075**	**>3**
Blank	197850	VO09145750	<0,005	n/a	n/a	n/a	n/a	n/a	OK
SH35	197875	VO09145750	1,375	1,323	0,044	0,088	0,132	0,052	<1
Blank	197900	VO09145750	<0,005	n/a	n/a	n/a	n/a	n/a	OK
SE29	197925	VO09145751	0,541	0,597	0,016	0,032	0,048	-0,056	<1
Blank	197950	VO09145751	0,006	n/a	n/a	n/a	n/a	n/a	OK
SH35	197975	VO09145751	1,35	1,323	0,044	0,088	0,132	0,027	<1
Blank	197999	VO09145751	0,006	n/a	n/a	n/a	n/a	n/a	OK
SE29	198000	VO09145751	0,591	0,597	0,016	0,032	0,048	-0,006	<1
Blank	196150	VO10016747	0,006	n/a	n/a	n/a	n/a	n/a	OK
SH35	196175	VO10016747	1,385	1,323	0,044	0,088	0,132	0,062	<2
Blank	196200	VO10019735	<0,005	n/a	n/a	n/a	n/a	n/a	OK
SE29	198075	VO10019735	0,563	0,597	0,016	0,032	0,048	-0,034	<2
Blank	198100	VO10019735	<0,005	n/a	n/a	n/a	n/a	n/a	OK
SH35	198125	VO10019735	1,345	1,323	0,044	0,088	0,132	0,022	<1
Blank	198150	VO10019735	<0,005	n/a	n/a	n/a	n/a	n/a	OK
SH35	**198164**	**VO10019735**	**1,015**	**1,323**	**0,044**	**0,088**	0,132	**0,308**	**>3**
Blank	198165	VO10019735	<0,005	n/a	n/a	n/a	n/a	n/a	OK

ITEM 17 – TERRAINS ADJACENTS

Cette partie ne s'applique pas pour ce rapport.

ITEM 18 – ESSAIS DE TRAITEMENT DES MINERAIS ET ESSAIS MÉTALLURGIQUES

Cette partie ne s'applique pas pour ce rapport.

ITEM 19 – ESTIMATION DES RESSOURCES MINERALES ET DES RÉSERVES MINÉRALES

Cette partie ne s'applique pas pour ce rapport.

ITEM 20 – AUTRES DONNÉES ET RENSEIGNEMENTS

Cette partie ne s'applique pas pour ce rapport.

ITEM 21 – INTERPRÉTATION ET CONCLUSIONS

Les travaux de compilation et d'évaluation de la propriété réalisés en 2008 ont permis de définir quelques secteurs méritant des travaux supplémentaires. Ainsi, dans la partie ouest, la réinterprétation des éléments structuraux, joint à la présence d'anomalies de till, d'anomalies de PP et la présence d'unités gabbroiques (l'or étant statistiquement associé aux intrusions mafiques), a permis de délimiter un secteur favorable. Les travaux de prospection n'ont pas mis au jour de nouvelles minéralisations. Cependant, les nouvelles informations recueillies ont permis de préciser l'image géologique du secteur. On a pu identifier une unité à porphyre de composition tonalitique qui montre une texture souvent associée aux intrusions synvolcaniques. Les travaux ont également montré que les sills de gabbro montrent une géométrie complexe. Ils sont faiblement minéralisés en pyrite sans toutefois présenter de valeurs aurifères.

Les trois forages réalisés dans le secteur des indices Par et 30 ont démontré l'existence d'une zone minéralisée d'orientation générale N-S tel que proposé par Pearson (2008). Elle peut être d'épaisseur considérable (jusqu'à 37 m dans le forage LGS09-216). Les teneurs aurifères sont cependant généralement faibles (moins de 1 g/t Au). Les forages réalisés sur le secteur Centre ont démontré que même si les dykes mafiques sont statistiquement très souvent associés à l'or certains sont totalement stériles.

Les forages réalisés sur le secteur Queue de la tonalite indiquent la présence de contacts faillés entre l'intrusif et les roches encaissantes mais aucune minéralisation aurifère associée. La source des tills demeure inexpliquée.

ITEM 22 – RECOMMANDATIONS

Aucun travail additionnel n'est proposé pour l'instant sur la propriété La Grande Sud.

ITEM 23 – REFERENCES

BRISSON, H., DUCHARME, Y., 2002. Mise à jour sur la géologie et évaluation de la propriété La Grande Sud (#244). Cambior inc.

CHARBONNEAU, R., 1999. Traçage de l'or dans le till sur la propriété La Grande Sud., préparé par Les Consultants Inlandsis inc. pour Cambior inc. et Mines d'Or Virginia inc., (Volume 1 et 2) 29 pages.

CHARBONNEAU, R., 2000. Suivi des traînées aurifères et extension de l'échantillonnage du till sur l'ensemble de la propriété La Grande Sud., préparé par Les Consultants Inlandsis inc. pour Cambior inc. et Mines d'Or Virginia inc, 22pages.

CLOUTIER, M.A., 1997. Rapport des travaux d'échantillonage de till sur la propriété La Grande Sud., préparé par Minéraux Indicateurs Almaz inc. pour Mines d'Or Virginia inc., Septembre 1997.

DAIGNEAULT, R., 1996. Travaux d'analyse structurale, Projet La Grande Sud. Université Québec à Chicoutimi, 39 pages.

DAIGNEAULT, R., 1997. Rapport de travaux de terrain 1997, Projet La Grande Sud. Université du Québec à Chicoutimi, 42 pages.

DUCHARME, Y., 2002. Rapport de campagnes de forage, propriété La Grande Sud (#244), juin et octobre à décembre 2001. Cambior inc.

GAUTHIER, M., TRÉPANIER, S. and GARDOLL, S. 2007. Metamorphic gradient : A regional-scale area selection criterion for gold in the Northeastern Superior Province, Eastern Canadian Shield. Soc. Eco. Geol. Newletter, No.69, pp.1-15.

GOUTHIER, J., DION, C., OUELLET, M.-C., DAVID, J. et PARENT, M., 2000. Géologie de la région des lacs Guillaumat et Sakami (SRNC 33F/02 et 33F/07). Ministère des Ressources naturelles, Québec; RG 99-15, 37 pages.

GOUTHIER, J., DION, C., OUELLET, M.-C., MERCIER-LANGEVIN, P et DAVIS, D.W., 2001. Géologie de la Colline Masson, de la passe Awapakamich, de la Baie Carbillet et de la passe Pikwahipanan (SRNC 33F/09, 33F/10, 33F/15 et 33F/16). Ministère des Ressources naturelles, Québec; RG 2000-10, 67 pages.

LANTHIER, G.,1995. Rapport des travaux hiver 1995, Rapport de campagne de forage, Services Techniques Géonordic Inc., mai 1995.

LAROUCHE, C.,1995. Rapport des travaux été 1995, Rapport géologique, Propriété La Grande Sud et Lac Bonfait, Services Techniques Géonordic Inc., octobre1995.

LAVOIE, C., 1996. Levés magnétiques, de polarisation provoquée et électromagnétique

EMH+TBF , projet La Grande Sud, préparé par Géola Ltée. pour Services Techniques Géonordic inc., mai 1996.

LAVOIE, C., 1997. Levés magnétiques et électromagnétique EMH, projet La Grande Sud grille KM-85, préparé par Géola Ltée. pour Services Techniques Géonordic inc., Juillet 1997.

LEGAULT, M., SIMARD, P. 1998. Rapport des travaux de terrain 1e juin au 30 novembre 1998, propriété La Grande Sud et Lac Bonfait.

PEARSON, V. (2008). Projet La Grande Sud Compilation, Évaluation et recommandations, 40 p. (rapport interne).

PELLETIER, M., 1996. Levé géochimique des tills projet Rivière La Grande, préparé par

PLANTE, L., 1995. Levés magnétiques et de polarisation provoquée , projet La Grande Sud, préparé par Géola Ltée. pour Services Techniques Géonordic inc.

PLANTE, L., 1997. Levés magnétiques et de polarisation provoquée , projet La Grande Sud grille As, préparé par Géola Ltée. pour Services Techniques Géonordic inc.

POTVIN, H., 1999. Rapport sur des levés géophysiques au sol, propriété La Grande Sud grille As, préparé par Val d'Or Sagax inc. pour Cambior inc. septembre 1999.

SIMARD, P., 1996. Rapport des travaux (Octobre 1995 à septembre 1996). Préparé par Services Techniques Géonordic inc. pour Mines d'Or Virginia inc. Vol.1,2,3.,10 plans.

SIMARD, P., 1997. Rapport des travaux de terrain, Campagne de forage et campagne de décapage., (1e octobre 1996 au 30 mai 1997). Préparé par Services Techniques Géonordic inc. pour Mines d'Or Virginia inc. Vol.1 à 9, 4 plans et 43 sections.

SIMARD, P., 1999. Rapport de la campagne de forages (LGS98-119 à 159), (29 juin au 4 décembre 1998). Préparé par Services Techniques Géonordic inc. pour Mines d'Or Virginia inc. Vol.1 à 7, 2 plans et 42 sections.

THALENHORST, H. 1999. Zone 32 ressource estimate, for Virginia gold mines Inc., Strathcona Mineral Services Ltd., internal report. 12p. E-3000 pour Mines d'Or Virginia inc. Décembre 1996.

VACHON, M., GAUCHER, E., 1995. Levé de polarisation provoquée et de magnétométrie, projet La Grande Sud, préparé par Géosig inc. pour Services Techniques Géonordic inc.,mars 1995.

ITEM 24 – DATE ET PAGE DE SIGNATURE

CERTIFICAT DE QUALIFICATIONS

Je, *Isabelle Roy*, résidant au 1045 Château-Bigot, Québec, Qc, G2L 2S3, certifie que :

- je suis présentement employé à titre de géologue de projet avec Mines Virginia inc., 116 St-Pierre, bureau 200, Québec, Qc, G1K 4A7.
- je suis diplômé de l'Université Laval où j'ai obtenu un baccalauréat en géologie en 1993. Je travaille à titre de géologue professionnel depuis 1994.
- je suis un géologie actif, enregistré auprès de l'*Ordre des Géologues du Québe*c sous le permis numéro 535.
- je suis une personne qualifiée pour le projet La Grande Sud tel que défini dans la section 1.2 de la Norme canadienne 43-101.
- j'ai visité le projet en aout et septembre 2009 alors que je participais à un programme de prospection en tant que géologue et de novembre 2009 à février 2010 comme géologue de projet supervisant la campagne de forage.
- je suis responsable de la rédaction de ce rapport technique en collaboration avec les autres auteurs et me suis inspiré des données appartenant à Mines Virginia inc. et générées par cette dernière et que j'ai également utilisé de l'information provenant de divers auteurs et autres sources tel que rapporté à la section « Références » de ce rapport.
- je ne suis aucunement au courant que de l'information soit manquante ou que des changements aient été apportés, ce qui aurait pour effet de fausser les données de ce rapport.
- je ne suis pas une personne qualifiée indépendante de l'émetteur tel que le stipule la section 1.4 de la Norme canadienne 43-101 puisque je suis un employé direct de Mines Virginia inc.
- j'ai lu la Norme canadienne 43-101 et le rapport a été rédigé selon les spécifications et la terminologie requises par la forme 43-101F1.

Daté à Québec, Qc, ce 30ième jour d'avril 2010

"Isabelle Roy"




GÉOLOGUE / GEOLOGIST
ISABELLE
ROY
535
QUÉBEC

Isabelle Roy, B.Sc., P.Géo.

CERTIFICAT DE QUALIFICATIONS

Je, *Vital Pearson*, résidant au 415 des Embarcations, Québec, Qc, G1K 8S6, certifie que :

- je suis présentement employé à titre de géologue de recherche avec Mines Virginia inc., 116 St-Pierre, bureau 200, Québec, Qc, G1K 4A7.
- je suis diplômé de l'Université du Québec à Chicoutimi. Je travaille à titre de géologue professionnel depuis 1980.
- je suis un ingénieur actif, enregistré auprès de l'*Ordre des Ingénieurs du Québec* sous le permis numéro 41419.
- je suis une personne qualifiée pour le projet La Grande Sud tel que défini dans la section 1.2 de la Norme canadienne 43-101.
- j'ai visité le projet en aout et septembre 2009, alors que je participais à un programme de prospection en tant que géologue.
- je suis co-auteur de ce rapport technique en collaboration avec les autres auteurs et me suis inspiré des données appartenant à Mines Virginia inc. et générées par cette dernière et que j'ai également utilisé de l'information provenant de divers auteurs et autres sources tel que rapporté à la section « Références » de ce rapport.
- je ne suis aucunement au courant que de l'information soit manquante ou que des changements aient été apportés, ce qui aurait pour effet de fausser les données de ce rapport.
- je ne suis pas une personne qualifiée indépendante de l'émetteur tel que le stipule la section 1.4 de la Norme canadienne 43-101 puisque je suis un employé direct de Mines Virginia inc.
- j'ai lu la Norme canadienne 43-101 et le rapport a été rédigé selon les spécifications et la terminologie requises par la forme 43-101F1.

Daté à Québec, Qc, ce 30ième jour d'avril 2010

"Vital Pearson"



Vital Pearson, Ing., M.Sc.A.

CERTIFICAT DE QUALIFICATIONS

Je, *Paul Archer*, résidant au 4772 rue du Courlis, St-Augustin, Qc, G3A 2B5, certifie que :

- je suis présentement vice-président exploration dc Mines Virginia inc., 116 St-Pierre, bureau 200, Québec, Qc, G1K 4A7.
- je suis diplômé de l'Université du Québec à Chicoutimi où j'ai obtenu un baccalauréat en génie géologique en 1979 et une maîtrise en sciences de la terre en 1982. Je travaille à titre de géologue professionnel depuis 1980.
- je suis un ingénieur en géologie actif, enregistré auprès de l'*Ordre des Ingénieurs du Québe*c sous le permis numéro 36271.
- je suis une personne qualifiée pour le projet La Grande Sud tel que défini dans la section 1.2 de la Norme canadienne 43-101.
- je suis impliqué dans le projet La Grande Sud depuis 1997.
- en collaboration avec les deux autres auteurs, j'ai supervisé la préparation et la rédaction de toutes les sections de ce rapport en m'inspirant des données appartenant à Mines Virginia inc. et générées par cette dernière et des données provenant de divers auteurs et autres sources tel que rapporté à la section « Références » de ce rapport.
- je ne suis aucunement au courant que de l'information soit manquante ou que des changements aient été apportés, ce qui aurait pour effet de fausser les données de ce rapport.
- je ne suis pas une personne qualifiée indépendante de l'émetteur tel que le stipule la section 1.4 de la Norme canadienne 43-101 puisque je suis un employé direct de Mines Virginia inc.
- j'ai lu la Norme canadienne 43-101 et le rapport a été rédigé selon les spécifications et la terminologie requises par la forme 43-101F1.

Daté à Québec, Qc, ce 30ième jour d'avril 2010.

"Paul Archer"



Paul Archer, M.Sc., Ing. P.



ITEM 25
ILLUSTRATIONS, TABLES, FIGURES, APPENDICES AND MAPS

Available upon request at:
Virginia Mines Inc.
200-116 St-Pierre Street
Québec, QC G1K 4A7
Canada

(418) 694-9832
www.virginia.qc.ca
mines@virginia.qc.ca

Also available on www.sedar.com